2020 Year in Review – Advancing Buckreef

FOR IMMEDIATE RELEASE - January 20, 2021

TORONTO, January 20, 2021 (GLOBE NEWSWIRE) - Tanzanian Gold Corporation (TSX:TNX) (NYSE American:TRX) (TanGold or the Company) is pleased to provide a summary of 2020 activities and accomplishments.

2020 Activities and Accomplishments

•Doubling of Measured & Indicated Resources at the Buckreef Gold Project (the Buckreef Project) to 2.04 million ounces of gold and increased average grade by 15% to 1.77 grams per ton (gpt) from 1.54 gpt in the Measured & Indicated category.  The Company also reported 635.5 thousand ounces of gold at 1.11 gpt in the Inferred Category, and exploration targets of between 1.2 million to 2.2 million ounces of gold. (See press release dated June 24, 2020.)

•Continued to move forward key components of the Feasibility Study for a stand-alone sulphide processing plant:

i.The Company’s technical partner, the SGS Group of Companies (SGS), continued to advance metallurgical test work to determine the final flowsheet for the treatment of the sulphide ore;

ii.SGS also continued geotechnical, rock stress and other test work; and

iii.The Company has also started to develop internal open pit models for Buckreef.

•Successful completion, ramp-up and operation of a 5 tons per hour (tph) test oxide plant.  The test plant has operated 7 days a week with two 12-hour shifts.  Ultimately, the test plant has significantly de-risked the development of a much larger oxide operation (upon Government approval) which will be capable of producing 15,000 – 20,000 ounces of gold per year.  (See press release dated November 17, 2020.)

•Continued exploration through the Phase III drilling program, which has indicated the Buckreef deposit is open at depth.  Further results are pending, and the Company will provide updates in the future.  (See Management’s Discussion & Analysis for Q1-2021 filed January 14, 2021.)

•Discovered an additional gold bearing shear zone at surface approximately 1 kilometer to the west of the main Buckreef Shear Zone.  Further results are pending, and the Company will provide updates in the future.  (See Management’s Discussion & Analysis for Q1-2021 filed January 14, 2021.)

•Added Mr. Andrew Cheatle, P.Geo., MBA, to its Board of Directors. Mr. Cheatle is an experienced and accomplished gold mining industry professional. (See press release dated October 29, 2020.)

•Appointed on December 1st, 2020, Mr. Stephen Mullowney, CPA, CA, CFA as Chief Executive Officer (CEO) of Tanzanian Gold Corporation. He has also accepted an appointment to the Board of Directors of the Company, (pending the approval of the expansion of the Board of Directors at the 2021 Annual General Meeting). (See press release dated December 1, 2020.)

•TanGold and Stamico, working together submitted an updated mine plan for Buckreef to the Mining Commission in Tanzania.  The updated mine plan, once approved, will replace the mine plan submitted to the Mining Commission in 2017 as part of the renewal of Buckreef’s Special Mining License.  (See press release dated January 8, 2020.)

•TanGold and STAMICO agreed to amendments to the Buckreef Joint Venture Agreement (the “JV Agreement”) to bring the agreement in line with recent changes in Tanzanian mining laws and to modernize the working arrangement between the parties (the original JV Agreement was entered into in 2011). The amendments are subject to the obtaining of necessary Government approvals and the finalization of relevant legal documentation.  (See press release dated January 8, 2020.)

Mr. Stephen Mullowney, Chief Executive Officer of TanGold commented, “As we enter a new year, we would like to thank all our stakeholders for their continued support. It has been an extremely constructive 12 months for TanGold and I am excited to be onboard and look forward to contributing to the advancement of Buckreef in conjunction with our joint venture partner STAMICO, for the benefit of all stakeholders.”

About Tanzanian Gold Corporation

TanGold along with its joint venture partner, STAMICO is building a significant gold project at Buckreef in Tanzania that is based on an expanded Mineral Resource base and the treatment of its mineable Mineral Reserves in two standalone plants. An ongoing drill program has, to date, more than doubled the size of Measured and Indicated Mineral Resources to include 2.04 million ounces of gold. Exploration Targets determined in accordance with NI 43-101 standards have the potential to add up to another 2.0 million ounces of gold (see press release dated June 24, 2020). The Company commenced initial test production from oxide ore in June 2020 at an oxide test plant and is now anticipating government approval for an expanded (oxide) plant.

TanGold is advancing on three value-creation tracks:

1.Strengthening its balance sheet by expanding near-term production to 15,000 - 20,000 oz. of gold per year from the processing of oxides upon approval of an expanded oxide plant;

2.Advancing the Final Feasibility Study for a stand-alone sulphide treating plant that is substantially larger than previously modelled, targeting annual gold production of 150,000 to 175,000 oz.; and

3.Continuing with a drilling program to further test the potential of its Mineral Resource base by: (i) drilling at deeper levels; (ii) drilling new oxide targets; (iii) infill drilling to upgrade Mineral Resources currently in the Inferred category; and (iv) a step-out drilling program in the Northeast Extension.

Qualified Person

The Company's Qualified Person, Mr. Peter Zizhou, has reviewed and approved the contents of this news release. Mr. Zizhou has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000) and is a registered professional natural scientist with SACNASP (Reg. No. 400028/08).

Respectfully Submitted,

Stephen R. Mullowney

CEO

For further information, please contact Michael Martin, Investor Relations, m.martin@tangoldcorp.com, 860-248-0999, or visit the Company website at www.tangoldcorp.com

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U.S. Investors are urged to consider closely the disclosure in our SEC filings. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, include, but are not limited to, that Buckreef’s updated mine plan and amendments to the JV Agreement will be approved, and are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Form 6-K, for more information concerning these risks, uncertainties, and other factors.